# SEC Schedule 13G/A (Amendment No. 2) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Outbrain Inc., CIK 0001454938
CUSIP: 69002R103
Title of class of securities: Common stock, par value $0.001 per share
Address of issuer's principal executive offices: 111 West 19th Street, New York, New York (NY), 10011
Date of event which requires filing of this statement: 04/07/2025
Filed pursuant to Rule 13d-1(c)
Amends the filing with accession number 0001178913-24-002460
Filed by CIK 0001992355

## Reporting persons
- Value Base Ltd.: type of reporting person: corporation (CO); citizenship or place of organization: Israel (L3); does not affirm membership in a group (box b); sole voting power 0; shared voting power 4,752,107; sole dispositive power 0; shared dispositive power 4,752,107; aggregate amount beneficially owned 4,752,107 (5.06% of the class)
  Comment: Figure in Items 6, 8 and 9 is as of April 7, 2025. This figure was 4,509,559 on March 31, 2025, when the obligation to file an amended Schedule 13G first arose. The beneficial ownership of the securities reported herein is described in Item 4(a). Percentage in Item 11 is based on 93,940,410 shares of common stock outstanding as of February 28, 2025 (as reported in the Issuer's Annual Report on Form 10-K filed with the Securities and Exchange Commission (the "SEC") on March 7, 2025). This percentage reflects beneficial ownership of the Reporting Person as of April 7, 2025. On March 31, 2025, this figure was 4.80% (based on 93,940,410 shares of common stock outstanding as of February 28, 2025 (as reported in the Issuer's Annual Report on Form 10-K filed with the SEC on March 7, 2025)).
- Victor Shamrich: type of reporting person: individual (IN); citizenship or place of organization: Israel (L3); does not affirm membership in a group (box b); sole voting power 0; shared voting power 4,752,107; sole dispositive power 0; shared dispositive power 4,752,107; aggregate amount beneficially owned 4,752,107 (5.06% of the class)
  Comment: Figure in Items 6, 8 and 9 is as of April 7, 2025. This figure was 4,509,559 on March 31, 2025, when the obligation to file an amended Schedule 13G first arose. The beneficial ownership of the securities reported herein is described in Item 4(a). Percentage in Item 11 is based on 93,940,410 shares of common stock outstanding as of February 28, 2025 (as reported in the Issuer's Annual Report on Form 10-K filed with the SEC on March 7, 2025). This percentage reflects beneficial ownership of the Reporting Person as of April 7, 2025. On March 31, 2025, this figure was 4.80% (based on 93,940,410 shares of common stock outstanding as of February 28, 2025 (as reported in the Issuer's Annual Report on Form 10-K filed with the SEC on March 7, 2025)).
- Ido Nouberger: type of reporting person: individual (IN); citizenship or place of organization: Israel (L3); does not affirm membership in a group (box b); sole voting power 0; shared voting power 4,752,107; sole dispositive power 0; shared dispositive power 4,752,107; aggregate amount beneficially owned 4,752,107 (5.06% of the class)
  Comment: Figure in Items 6, 8 and 9 is as of April 7, 2025. This figure was 4,509,559 on March 31, 2025, when the obligation to file an amended Schedule 13G first arose. The beneficial ownership of the securities reported herein is described in Item 4(a). Percentage in Item 11 is based on 93,940,410 shares of common stock outstanding as of February 28, 2025 (as reported in the Issuer's Annual Report on Form 10-K filed with the SEC on March 7, 2025). This percentage reflects beneficial ownership of the Reporting Person as of April 7, 2025. On March 31, 2025, this figure was 4.80% (based on 93,940,410 shares of common stock outstanding as of February 28, 2025 (as reported in the Issuer's Annual Report on Form 10-K filed with the SEC on March 7, 2025)).
- Value Base Fund Management Ltd. for Value Base Fund General Partner Ltd., acting as the general partner to Value Base Fund Limited Partnership: type of reporting person: partnership (PN); citizenship or place of organization: Israel (L3); does not affirm membership in a group (box b); sole voting power 0; shared voting power 4,752,107; sole dispositive power 0; shared dispositive power 4,752,107; aggregate amount beneficially owned 4,752,107 (5.06% of the class)
  Comment: Figure in Items 6, 8 and 9 is as of April 7, 2025. This figure was 4,509,559 on March 31, 2025, when the obligation to file an amended Schedule 13G first arose. The beneficial ownership of the securities reported herein is described in Item 4(a). Percentage in Item 11 is based on 93,940,410 shares of common stock outstanding as of February 28, 2025 (as reported in the Issuer's Annual Report on Form 10-K filed with the SEC on March 7, 2025). This percentage reflects beneficial ownership of the Reporting Person as of April 7, 2025. On March 31, 2025, this figure was 4.80% (based on 93,940,410 shares of common stock outstanding as of February 28, 2025 (as reported in the Issuer's Annual Report on Form 10-K filed with the SEC on March 7, 2025)).

## Item 1. Issuer
Name of issuer: Outbrain Inc.
Address of issuer's principal executive offices: 111 West 19th Street, New York, New York, 10011

## Item 2. Person Filing
Name of person filing:
This statement is filed on behalf of each of the following, which will be referred to hereinafter, individually as a "Reporting Person" and collectively as the "Reporting Persons":

Value Base Ltd.

Victor Shamrich

Ido Nouberger

Value Base Fund Management Ltd. for Value Base Fund General Partner Ltd., acting as the general partner to Value Base Fund Limited Partnership
Address of principal business office or, if none, residence:
Address of the Principal Business Office of each of the Reporting Persons is:

23 Yehuda Halevi St., Tel-Aviv 6513601, Israel
Citizenship: Each of the Reporting Person is a citizen of or organized under the laws of the State of Israel

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned:
This amended Statement on Schedule 13G also serves as an amended Statement on Schedule 13G reporting holdings as of March 31, 2025, when the obligation to file an amended Schedule 13G first arose.

The securities reported herein are beneficially owned as follows: 4,752,107 shares of common stock and 4,509,559 shares of common stock were owned directly by Value Base Fund Limited Partnership, a Cayman Islands limited partnership, as of April 7, 2025 and March 31, 2025, respectively.

The general partner of Value Base Fund Limited Partnership is Value Base Fund General Partner Ltd., an Israeli private company (the "VBF General Partner"), which has delegated its management responsibilities to a management company, Value Base Fund Management Ltd., an Israeli private company (the "Management Company").

Each of the VBF General Partner and the Management Company is controlled by Value Base Ltd., which directly and indirectly holds a majority of the shares of each such company. Value Base Ltd., an Israeli company, is controlled by Messrs Victor Shamrich and Ido Nouberger.

This Statement shall not be construed as an admission by any of the Reporting Persons that it is the beneficial owner of any of the securities covered by this Statement, and each Reporting Person disclaims beneficial ownership of any such securities. In addition, the Reporting Persons and other entities named in this Schedule 13G may be deemed to constitute a "group" for purposes of Section 13(d) of the Securities Exchange Act of 1934. Neither the filing of this Schedule 13G nor any of its contents shall be deemed to constitute an admission that a group exists for purposes of Section 13(d) of the Securities Exchange Act of 1934 or for any other purpose, and each of the Reporting Persons and other entities named in this Schedule 13G disclaims the existence of any such group.
Percent of class:
Incorporated by reference to Item 11 of the cover page for each Reporting Person.

Percentages reported in Item 11 of the cover page for each Reporting Person are based on 93,940,410 shares of common stock outstanding as of February 28, 2025 (as reported in the Issuer's Annual Report on Form 10-K filed with the SEC on March 7, 2025).
Sole power to vote or to direct the vote: Incorporated by reference to Item 5 of the cover page for each Reporting Person.
Shared power to vote or to direct the vote: Incorporated by reference to Item 6 of the cover page for each Reporting Person.
Sole power to dispose or to direct the disposition: Incorporated by reference to Item 7 of the cover page for each Reporting Person.
Shared power to dispose or to direct the disposition: Incorporated by reference to Item 8 of the cover page for each Reporting Person.

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Exhibits
Exhibit 1: Joint Filing Agreement by and among the Reporting Persons (incorporated herein by reference to Exhibit 1 to the Schedule 13G filed on August 7, 2024) - https://www.sec.gov/Archives/edgar/data/1454938/000117891324002460/exhibit_1.htm

Exhibit 2: Unanimous written resolutions of the directors of Value Base Fund Management Ltd., dated as of September 27, 2023 (incorporated herein by reference to Exhibit 2 to the Schedule 13G filed on August 7, 2024) - https://www.sec.gov/Archives/edgar/data/1454938/000117891324002460/exhibit_2.htm

## Signatures
- Value Base Ltd.: /s/ Ido Nouberger, Ido Nouberger/CEO (04/09/2025)
- Value Base Ltd.: /s/ Victor Shamrich, Victor Shamrich/Chairman (04/09/2025)
- Victor Shamrich: /s/ Victor Shamrich, Victor Shamrich (04/09/2025)
- Ido Nouberger: /s/ Ido Nouberger, Ido Nouberger (04/09/2025)
- Value Base Fund Management Ltd. for Value Base Fund General Partner Ltd., acting as the general partner to Value Base Fund Limited Partnership: /s/ Ido Nouberger, Ido Nouberger/Director* (04/09/2025)
- Value Base Fund Management Ltd. for Value Base Fund General Partner Ltd., acting as the general partner to Value Base Fund Limited Partnership: /s/ Victor Shamrich, Victor Shamrich/Director* (04/09/2025)
Comment: * Signature authority provided in Exhibit 2 to this statement on Schedule 13G.